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           December 17, 2021

       Nicholas Goodman
       Chief Financial Officer
       BROOKFIELD ASSET MANAGEMENT INC.
       250 Vesey Street, 15th Floor
       New York, NY, 10281

                                                        Re: BROOKFIELD ASSET
MANAGEMENT INC.
                                                            Registration
Statement on Form F-3
                                                            Filed December 8,
2021
                                                            File No. 333-261528

       Dear Mr. Goodman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 202-551-4074 or James Lopez at 202-551-3536 with any questions.




           Sincerely,


           Division of Corporation Finance

           Office of Real Estate & Construction